1500 – 1140 W. Pender Street
Vancouver, BC V6E 4G1
TEL 604.687.4747 | FAX 604.689.2778

700 – 2755 Lougheed Hwy.
Port Coquitlam, BC V3B 5Y9
TEL 604.941.8266 | FAX 604.941.0971

200 – 1688 152 Street
Surrey, BC V4A 4N2
TEL 604.531.1154 | FAX 604.538.2613

WWW.DMCL.CA

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

April 8, 2019

Canadian Securities Exchange
9th Floor, 220 Bay Street
Toronto, ON M5J 2W4

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, ON M5H 3S8

Nova Scotia Securities Commission
2ND Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9

Dear Sirs:

Re: FSD Pharma Inc. (the "Company")
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 8, 2019 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS